Exhibit 4.14

Agreement for Web Services

Date: March 21, 2007

Agreement between Market Pathways Financial Relations Inc. (MP) and Uranium Energy Corp. (OTCBB: URME) 9801 Anderson Mill Road, Suite 230, Austin, TX 78750 - Phone: 512-828-6980. MP agrees to provide advertising services for distribution of company information via its Web properties and its proprietary database of 1 million+ investors.

MP will disseminate approved information regarding URME on mutually agreed upon dates, subject to the availability of the publication, as follows:

e-Mail Distribution Program & Terms

a.   Five news-oriented distributions featuring URME to our database of 1 million+ investors
b.   Coverage by SmallCap Sentinel via enhanced news wire "investment opinion circuit"

Payment shall be $24,000 US delivered via wire transfer as follows:

Wells Fargo Bank - California             Phone: 888-384-8400
ABA Routing # 121000248                  To Credit Account # 0206995414
Account Name: Market Pathways Financial Relations, Inc.

URME understands that this Agreement does not entitle it to ownership of the proprietary database owned by MP. MP will only "lease" access to the list as described above. Since MP must at all times rely upon the accuracy and completeness of information supplied to it by URME, URME agrees to indemnify, hold harmless, and defend, MP, its officers, directors, agents, employees and other representatives at its expense, in any proceeding or suit, which may arise out of and/or due to the gross negligence of URME or its officers, directors, agents, employees or other representatives that may arise from the inaccuracy or incompleteness of such material supplied in writing by URME to MP.

The Parties to this Agreement understand that this program is designed to expose URME to MP's database. MP makes no warranty that such exposure will create volume, buying or price appreciation for URME shares.

MP will compile a profile on URME from available information. MP will edit, comment and suggest copy changes for URME. However, URME is responsible for creating or supplying all original content and for approval of the finished copy and content. URME will approve on any content it requests MP to distribute on its behalf and URME will take full responsibility for that content. URME understands that this program has been discounted based upon a multiple placement commitment and that earlier termination of the program will not result in a discount or refund.

Market Pathways Financial Relations, Inc. Email: sts@marketpathways.com 17595 Harvard Avenue, Suite C519 Phone: 949-955-0107 Irvine, CA 92614 Fax: 949-705-6624

Market Pathways agrees: /s/ Shannon Squyres __________________________ Shannon Squyres, President	Uranium Energy Corp. agrees: /s/ Pat Obara __________________________ Pat Obara, CFO